Absolute Shares Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

September 13, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Absolute Shares Trust (the “Trust”)
Registration Statement on Form N-14
File No. 333-192733

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement relating to the proposed reorganization of the WBI BullBear Rising Income 2000 ETF, WBI BullBear Value 2000 ETF, WBI BullBear Yield 2000 ETF, and WBI BullBear Quality 2000 ETF, each a series of Absolute Shares Trust, into the WBI BullBear Rising Income 1000 ETF, WBI BullBear Value 1000 ETF, WBI BullBear Yield 1000 ETF, and WBI BullBear Quality 1000 ETF. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 15, 2019 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Milwaukee and the State of Wisconsin, on the 13th day of September, 2019.

Please direct questions or comments relating to this filing to Alia Vasquez at (414) 765-6620.

Very truly yours,

/s/ Don Schreiber, Jr.

Don Schreiber, Jr.
President, Absolute Shares Trust